                                                                  Exhibit 4.1(b)

                                 FIRST AMENDMENT
                                       TO
                           RECAPITALIZATION AGREEMENT

      This First Amendment to Recapitalization Agreement (the "Amendment") is made and entered into as of the 6th day of December 1999, by and between Rural Cellular Corporation, a Minnesota corporation (including its successors, assigns and affiliates "RCC") and Telephone & Data Systems, Inc., a Delaware corporation, (including its successors, assigns and affiliates, "TDS").

                                R E C I T A L S:

      A. RCC and TDS entered into that certain Recapitalization Agreement dated the 31st day of October 1999 (the "Agreement"); and

      B. The Parties desire to amend the Agreement for the purpose of amending and restating the terms of the Convertible Preferred Stock which would be issued by RCC in the event the FCC Recapitalization is consummated.

                                   AGREEMENT:

      NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

      1. Defined Terms. Capitalized terms used, but not defined herein, shall have the meaning ascribed thereto in the Agreement.

      2. Amendment and Restatement of Terms of Convertible Preferred Stock. Exhibit A entitled "Term Sheet for Convertible Preferred Stock" attached to the Agreement, is hereby amended and restated in its entirety as set forth in the Amended Exhibit A attached hereto.

      3. Tax Position. TDS acknowledges that RCC's tax advisors have recommended to RCC that, under the Code, the dividends due at the end of the term of the Convertible Preferred Stock should not be deemed taxable income to TDS until and unless the dividends are actually declared at the end of the term. TDS and RCC agree that the position recommended is justified and agree to file their federal and other applicable income tax returns in a manner consistent with that position. If, as a result of an audit or examination of TDS or any of its subsidiaries, a taxing authority asserts that the dividends payable at the end of the term of the Convertible Preferred Stock must be accrued and taxed currently (a "Deemed Dividend " ), then RCC shall pay to TDS a Tax Indemnity Payment, defined and computed as set forth below, together with any interest and penalties resulting from such assertion and contest expenses relating thereto. RCC shall be given prompt notice of any such audit or examination and an opportunity to participate (at its own expense) in the resolution of any issues that would affect it, but only to the extent such issue can be separated on audit from any other tax issues of TDS, and shall reimburse TDS for TDS's expenses relating thereto. In the event that TDS chooses not to challenge the position of the taxing authority, RCC, at its own expense, may elect to challenge, on behalf of TDS and itself, any adverse position taken by an applicable taxing authority and for appealing any adverse decisions, but only to the extent such issue can be separated on audit from any other tax issues of TDS ; TDS shall cooperate with any such challenge by RCC, at RCC's expense. Payment of the Tax Indemnity Payment shall be due from RCC only after a final non-appealable determination with respect thereto or if a further contest becomes commercially unreasonable. Following such an event (an "Adverse Tax Determination"), TDS shall no longer be bound by the second sentence of this section 3.

      4. Tax Indemnity Payments. Following an Adverse Tax Determination , RCC shall pay to TDS an annual Tax Indemnity Payment equal to 0.24% of the face amount of the outstanding Convertible Preferred Stock owned by TDS for each year covered by the Adverse Tax Determination and all future periods during which the Convertible Preferred Stock is outstanding. The Tax Indemnity Payment shall be paid by RCC immediately following the Adverse Tax Determination in the case of prior periods and, in the case of future periods , on or before January 15 of the year following the year for which each Deemed Dividend is deemed to have accrued.

      5. Confirmation of Agreement. Except as set forth in this Amendment, the provisions of the Agreement are hereby ratified, confirmed and approved in all respects as if fully set forth herein.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by duly authorized representatives as of the day, month and year first above written.

                                       RURAL CELLULAR CORPORATION


                                       By   /s/ Richard P. Ekstrand
                                       Its   President


                                       TELEPHONE & DATA SYSTEMS, INC.


                                       By   /s/ LeRoy T. Carlson
                                       Its   Chairman



    Signature page to First Amendment to Recapitalization Agreement relating to Telephone & Data Systems, Inc.'s ownership interest in Rural
                              Cellular Corporation
                             dated December 6, 1999.

                                AMENDED EXHIBIT A

                   TERM SHEET FOR CONVERTIBLE PREFERRED STOCK

o Class: The convertible preferred stock shall be a separate class of preferred stock. Only TDS, affiliates of TDS or TDS Owned Entities or their respective successors and assigns shall hold such separate class of preferred stock.

o Date of Issuance: Issuance of the convertible preferred stock shall be conditioned upon the FCC's acceptance of the issuance of such convertible preferred stock as a remedy for the Cross-Ownership Issues (the "FCC Closing Date").

o Liquidation Preference: The convertible preferred stock shall have a liquidation preference of $1,000.00 per share.

o Amount: The Excess Shares shall be exchangeable for that number of shares of convertible preferred stock determined by dividing the product of $50 5/8 (the RCC common stock price as of October 22, 1999) times the number of Excess Shares by $1,000.00.

o Term: The preferred stock is mandatorily redeemable by the Company for cash on the first day following the twentieth (20th) anniversary of the date of issuance.

o Payment of Dividends: Dividends on the convertible preferred stock shall be cumulative, with a fixed coupon rate of four percent (4%) per annum. Dividends would be payable at the end of the term , at which point they would be declared and paid unless prohibited by law. In the event of conversion prior to the end of the term , dividends would not be declared. The convertible preferred stock will also participate on a current basis in dividends, if any, declared with respect to the Company's Class A Common Stock or Class B Common Stock.

o Conversion: The convertible preferred stock shall convert in the aggregate into the same number of shares of Class A and Class B Common Stock as the number of Excess Shares originally exchanged. Partial conversions shall be effected on a proportionate basis. The Non-Dilution Provision shall apply. The convertible preferred stock shall be convertible at any time prior to the twentieth (20th) anniversary at the option of either TDS or the Company, in whole or in part, so long as the issuance of shares of the Company's Class A Common Stock and/or Class B Common Stock shall not violate the then applicable FCC rules on cross-ownership.

o Subordination: The convertible preferred stock shall be subordinate, at the option of the Company as exercised from time to time, to any or all classes of preferred stock and debt, whether now outstanding or hereafter issued, with respect to the liquidation preference and the payment of dividends.

o Transferability: The convertible preferred stock shall be transferable by TDS to the extent permitted under applicable securities laws, provided that notice of any proposed transfer must be provided to the Company at least 30 days in advance and, if the Company so requires, an opinion of counsel satisfactory to the Company that such transfer does not violate the registration requirements of federal or state securities laws, and, further provided, that such transfer shall not be in violation of any FCC rule nor result in a Cross Ownership Issue between RCC and the transferee. To the extent that any shares of convertible preferred stock which are convertible into Class B Common Stock are transferred to a person that is not an affiliate of TDS (as the term "affiliate" is defined in RCC's Articles of Incorporation,) such share(s) of convertible preferred stock transferred shall thereafter be convertible only into Class A Common Stock. The conversion rights will not be transferable separate from the convertible preferred stock.

o Registration Rights: The convertible preferred stock shall not be registered under federal or state securities laws.


                                       2